Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Galactic Co., LLC (formerly TSC, LLC)	Delaware
Vehicle Holdings, Inc. (formerly TSC Vehicle Holdings, Inc.)	Delaware
Virgin Galactic, LLC (Formerly VGH, LLC)	Delaware
Virgin Galactic Limited	England and Wales
Galactic Enterprises, LLC (formerly Virgin Galactic, LLC)	Delaware
Virgin Galactic Vehicle Holdings, Inc.	Delaware